

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Christopher Sullivan
Chief Financial Officer
Avalo Therapeutics, Inc.
540 Gaither Road, Suite 400
Rockville, Maryland 20850

      Re: Avalo Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed April 12, 2023
          File No. 333-271225

Dear Christopher Sullivan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Andrew J. Gibbons